United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Amazon.com, Inc.

RE: The case for voting FOR Item 11 on the 2025 Proxy Ballot (“Report on Data Usage Oversight in AI Offerings”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 11 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 11,1 which it sponsors, on the 2025 proxy ballot of Amazon.com, Inc. (“Amazon” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request the Company prepare a report, at reasonable cost, omitting proprietary or legally privileged information, to be published within one year of the Annual Meeting and updated annually thereafter, which assesses the risks to the Company’s operations and finances, and to public welfare, presented by the real or potential unethical or improper usage of external data in the development and training of its artificial intelligence offerings; what steps the Company takes to mitigate those risks; and how it measures the effectiveness of such efforts.

Introduction

Artificial intelligence (AI) is one of the most transformative innovations in modern economic history – reshaping industries, revolutionizing business practices, and influencing how individuals and governments engage with technology. AI’s potential to improve everything from healthcare to financial services is undeniable – as are its risks. Amazon, with its substantial AI initiatives, stands at a pivotal juncture where adopting strong privacy-centered policies could set it apart as a trusted leader.

Data is the lifeblood of artificial intelligence. Machine learning models require massive datasets to learn, adapt, and improve their performance over time. However, this hunger for data drives developers to seek out large quantities of information from the internet and other digital sources, some of which may not be obtained ethically or legally. AI models may incorporate data on human behavior, speech, images, and other sensitive content, making their development and deployment a privacy concern.

As AI matures, so does the public’s awareness of related data ethics. Consumers, regulators, and governments are increasingly asking tough questions about where developers obtain the data used to train their models. Data scraping, unauthorized data collection, and the use of proprietary or copyrighted content without permission have become focal points in the debate over AI ethics. Without proper oversight, AI development may violate data privacy laws, infringe on intellectual property rights, or utilize personal information without consent.

The report requested in the Proposal would increase shareholder value by increasing disclosure of Amazon’s strategy for ethical usage of user data in AI development. This report encourages

1 Amazon. “Notice of 2025 Annual Meeting of Shareholders & Proxy Statement.” Item 11 starts on Page 56. See https://www.sec.gov/Archives/edgar/data/1018724/000110465925033442/tm252295-1_def14a.htm

Amazon to adopt a pro-privacy stance, which may provide the Company a strong competitive advantage against its AI competitors.

Privacy and Ethical Challenges Facing Amazon in AI Development

Amazon is a leading player in the AI space as one of the largest technology companies in the world. The Company’s position provides a platform to define expectations for responsible AI development.

While major tech competitors such as Microsoft, Alphabet, and Meta have pursued the rapid introduction of generative consumer-facing AI products,2 Amazon has chosen a different path. Although the Company has made significant investments in third-party AI developers, including Anthropic, which produces Claude 33 – a leading alternative to OpenAI’s ChatGPT – it has not developed any generative AI products for consumer use of its own. Instead, Amazon has focused its artificial intelligence development on internal enhancements and enterprise solutions.

However, Amazon’s problematic history with data privacy practices should concern shareholders and consumers. Because Amazon’s AI initiatives are primarily designed for internal operations and enterprise customers rather than the general consumer market, any potential ethical abuses related to data privacy or misuse of data could remain obscured from public view. Unlike competitors who launch public-facing AI products – thereby exposing themselves to direct consumer scrutiny and external audits – Amazon’s AI applications largely operate behind closed doors. As a result, questionable data practices, inadvertent biases embedded in algorithms, or even deliberate data mismanagement could persist undetected for extended periods. This lack of transparency presents a significant risk, as it diminishes accountability and reduces external pressure to maintain ethical data standards. Shareholders should therefore demand increased visibility into Amazon’s internal data practices to ensure that the Company’s AI deployments adhere to robust ethical standards, thus safeguarding against hidden liabilities that could jeopardize Amazon’s long-term reputation and financial stability.

Given the essential role of trust on digital platforms and the potential lack of accountability, the Company’s past failures to protect sensitive consumer data increase the risk of reputational damage and governmental scrutiny. Shareholders should recognize these concerns as substantial, as insufficient attention to data ethics could undermine Amazon’s long-term competitive

2 McKinsey & Company. “What is generative AI?” April 2, 2024. See https://www.mckinsey.com/featured-insights/mckinsey-explainers/what-is-generative-ai

3 Nuñez, Michael. “Amazon doubles down on Anthropic, positioning itself as a key player in the AI arms race,” VentureBeat, November 22, 2024. See https://venturebeat.com/ai/amazon-doubles-down-on-anthropic-positioning-itself-as-a-key-player-in-the-ai-arms-race/

positioning in AI, erode consumer and enterprise trust, and harm the Company’s market valuation.

Amazon’s organizational size, scope, and influence – the Company is one of the largest in the world by market capitalization,4 revenue,5 and headcount6 – invite distrust. Public scrutiny is further amplified by Amazon’s relationships with other power players in the industry, as well as the federal government. For example, consider Amazon’s troubling history of mishandling consumers’ personal information. Why did Amazon reportedly share sensitive Alexa voice data with dozens of third-party advertising partners, as revealed by independent academic research? Such questionable practices rightfully sparked widespread privacy concerns and drew scrutiny from both regulators and consumer advocates, casting doubt on the Company’s commitment to ethical data stewardship.7

Meanwhile, Amazon’s approach to data ethics in AI raises significant concerns. Additionally, Amazon’s enterprise generative AI assistant, known as Q, leaked confidential data during a preview release, raising alarms about Amazon’s internal data governance practices.8 9 10

These examples highlight broader issues regarding Amazon’s close ties to governmental and intelligence agencies, which heighten privacy concerns. Amazon Web Services (AWS), a major contributor to Amazon’s revenue, holds extensive contracts with the U.S. government—including critical infrastructure hosting for intelligence agencies11 and the Pentagon.12 These substantial engagements risk intertwining Amazon’s commercial and government interests. Shareholders should therefore question whether Amazon’s extensive government contracts might be leveraged to influence the Company’s AI development strategy or compromise user privacy. As governmental interest in shaping digital information flows intensifies, especially through AI-driven platforms, there is heightened risk that Amazon’s powerful AI tools could become subject to influence from agencies aiming to control or moderate public discourse. Shareholders must remain vigilant about these implications given their potential to significantly impact consumer trust and, consequently, Amazon’s market valuation.

4 Companies Market Cap. “Largest Companies by Marketcap.” See https://companiesmarketcap.com/

5 Companies Market Cap. “Companies ranked by revenue.” See https://companiesmarketcap.com/largest-companies-by-revenue/

6 Companies Market Cap. “Companies ranked by number of employees.” See https://companiesmarketcap.com/largest-companies-by-number-of-employees/

7 Knutsson, Kurt. “Is Alexa secretly listening to your private conversations?” Fox News, September 11, 2023. See https://www.foxnews.com/tech/alexa-secretly-listening-private-conversations

8 AWS. “Amazon Q – Generative AI Assistant,” Amazon.com. See https://aws.amazon.com/q/

9 Varanasi, Lakshmi. “Amazon's AI chatbot, Q, might be in the throes of a mental health crisis,” Business Insider. See https://www.businessinsider.com/amazon-ai-chatbot-q-hallucinations-2023-12

10 Newton, Casey; Schiffer, Zoe. “Amazon’s Q has ‘severe hallucinations’ and leaks confidential data in public preview, employees warn,” Platformer, December 1, 2023. See https://www.platformer.news/amazons-q-has-severe-hallucinations/

11 Konkel, Frank. “NSA Re-awards Secret $10 Billion Contract to Amazon,” NextGov, April 27, 2022. See https://www.nextgov.com/emerging-tech/2022/04/nsa-re-awards-secret-10-billion-contract-amazon/366184/

12 Konkel, Frank. “A decade-old risk led to ‘phenomenal partnership’ between AWS and the intel community,” NextGov, December 13, 2024. See https://www.nextgov.com/acquisition/2024/12/decades-old-risk-led-phenomenal-partnership-between-aws-and-intel-community/401649/

Amazon’s immense power, coupled with its close relationship with the federal government, represents a significant threat to individual liberty in American society. Combined, the two have unprecedented access to the personal information of millions of citizens through Amazon’s platforms, products, and services. In an era of big data, where personal information is increasingly treated as a commodity, this relationship between Amazon and the government raises red flags about the potential for mass surveillance and erosion of privacy. The potential for these technologies to be used as tools of control – whether for monitoring dissent, limiting freedom of expression, or tracking citizens – cannot be dismissed. In this context, Amazon’s AI development is not simply about technological progress; it is about the unchecked growth of surveillance power in the hands of a corporation that has demonstrated willingness to align with government interests, even at the potential cost of individual freedoms.

Further, Amazon keeps the algorithms powering its AI systems confidential. As these technologies become increasingly embedded into personal and professional spheres – ranging from product recommendations and employee evaluations to interactions with virtual assistants – the opacity surrounding their internal decision-making mechanisms poses significant ethical challenges. Machine learning models, fundamental to Amazon’s AI initiatives, rely on immense volumes of data to recognize patterns, predict user behavior, and drive operational decisions. However, how Amazon’s algorithms prioritize information, determine outcomes, and arrive at specific conclusions remains concealed within proprietary “black boxes.” This secrecy extends beyond mere technological safeguarding. It also introduces deeper concerns related to transparency, trust, and fairness. If Amazon’s algorithms guide crucial decisions such as criminal justice risk assessments,13 or even healthcare-related recommendations14 via devices like Alexa, the absence of clarity could lead to biased or erroneous outcomes with serious real-world consequences. For Amazon, safeguarding these proprietary algorithms might preserve competitive advantage, but shareholders should question whether the Company adequately balances profit motives against the urgent need for transparency, accountability, and consumer protection.

In response, citizens and consumers have begun to demand increased protections for data privacy. At its core, the debate centers around who truly “owns” the data generated by users—be it personal information, behavioral patterns, or digital content—and what rights individuals have over how their data is used, stored, or shared.15 These evolving expectations have created new

13 Council on Criminal Justice. “The Implications of AI for Criminal Justice.” See https://counciloncj.org/the-implications-of-ai-for-criminal-justice/

14 AWS. “Generative AI in Healthcare & Life Sciences,” Amazon.com. See https://aws.amazon.com/health/gen-ai/

15 Evans-Greenwood, Peter. Sanders, Deen. Hanson, Rob. “A new narrative for digital data,” Deloitte Insights, March 22, 2023. See https://www2.deloitte.com/us/en/insights/topics/digital-transformation/data-ownership-protection-privacy-issues.html challenges for companies like Amazon, especially as they collect vast amounts of data to train and refine AI systems.

The European Union has emerged as a global leader in the push for stronger data rights through the General Data Protection Regulation (GDPR), which came into effect in 2018.16 GDPR represents one of the most comprehensive data privacy laws globally, fundamentally changing how companies collect, process, and store personal data for EU citizens. It grants individuals greater control over their data, including the right to access, correct, or delete their information, as well as the right to be informed about how their data is used. GDPR enforces strict penalties for non-compliance, with fines reaching up to 4% of a company’s global annual revenue, creating a powerful incentive for companies to adhere to the principles of transparency, accountability, and user control. For companies like Amazon, which operates on a global scale, GDPR has raised the stakes of data ethics.

In the United States, data privacy laws have traditionally been less stringent than those in the EU, with no comprehensive federal data privacy law akin to GDPR. However, this landscape is changing as states begin to adopt their own data protection regulations, reflecting a growing recognition of the need for privacy protections. California, for example, enacted the California Consumer Privacy Act (CCPA) in 2020,17 giving residents similar rights to those under GDPR, such as the right to know what personal information is being collected, the right to delete that information, and the right to opt out of its sale.

The movement for data privacy is gradually gaining momentum in other states as well, creating a patchwork of state-level regulations that large corporations like Amazon must navigate. These new expectations around data privacy indicate a shift in public attitudes toward data ownership, with Americans increasingly demanding the right to control their digital information.

By continuing its current practices, Amazon risks becoming entangled in lawsuits and regulatory actions that could erode shareholder value and harm its reputation. Additionally, as consumers become more privacy-conscious, they may choose to support companies that demonstrate a genuine commitment to respecting data rights.

16 Intersoft Consulting. “General Data Protection Regulation.” See https://gdpr-info.eu/

17 State of California Department of Justice. “California Consumer Privacy Act (CCPA),” March 13, 2024. See https://oag.ca.gov/privacy/ccpa

Increasing Shareholder Value and Building Competitive Advantage Through Privacy Leadership

Consumers have consistently expressed concern with the lack of control they have over their personal data.18 McKinsey & Company has argued that companies that prioritize data privacy will build a competitive advantage over their competitors that do not.19

“As consumers become more careful about sharing data, and regulators step up privacy requirements, leading companies are learning that data protection and privacy can create a business advantage.

Given the low overall levels of trust, it is not surprising that consumers often want to restrict the types of data that they share with businesses. Consumers have greater control over their personal information as a result of the many privacy tools now available, including web browsers with built-in cookie blockers, ad-blocking software (used on more than 600 million devices around the world), and incognito browsers (used by more than 40 percent of internet users globally). However, if a product or service offering—for example, healthcare or money management—is critically important to consumers, many are willing to set aside their privacy concerns.

Consumers are not willing to share data for transactions they view as less important. They may even “vote with their feet” and walk away from doing business with companies whose data-privacy practices they don’t trust, don’t agree with, or don’t understand.”

The authors add:

“Our research revealed that our sample of consumers simply do not trust companies to handle their data and protect their privacy. Companies can therefore differentiate themselves by taking deliberate, positive measures in this domain. In our experience, consumers respond to companies that treat their personal data as carefully as they do themselves.”

The report drives home the reality that as data privacy concerns grow, consumers increasingly favor companies that prioritize ethical data handling and transparency. This underscores the reality that companies with transparent, privacy-focused practices have a strategic advantage in a market where trust is paramount.

18 Anderson, Monica; Auxier, Brooke; Kumar, Madhu; Perrin, Andrew; Rainie, Lee; Turner, Erica. “Americans and Privacy: Concerned, Confused and Feeling Lack of Control Over Their Personal Information,” Pew Research Center, November 15, 2019. See

https://www.pewresearch.org/internet/2019/11/15/americans-and-privacy-concerned-confused-and-feeling-lack-of-control-over-their-personal-information/

19 Anant, Venky; Donchak, Lisa; Kaplan, James; Soller, Henning. “The consumer-data opportunity and the privacy imperative,” McKinsey & Co., April 27, 2020. See https://www.mckinsey.com/capabilities/risk-and-resilience/our-insights/the-consumer-data-opportunity-and-the-privacy-imperative

The shift in expectations around data ownership represents an opportunity for Amazon to position itself as a leader in ethical AI by adopting transparent and consent-driven data practices. Such a shift would not only help Amazon avoid legal challenges but would also build consumer trust, aligning the company with global standards that prioritize the individual’s right to control their own data.

For Amazon, this means that transparent and privacy-respecting AI practices can foster customer loyalty and reduce churn. The financial benefits of customer retention are well-documented, as retaining an existing customer is often significantly less expensive than acquiring a new one.

Moreover, a privacy-centric approach aligns with the growing “techno-optimism” movement, which advocates for technology that empowers individuals rather than exploits them. Champions of this movement, such as venture capitalist Marc Andreessen, 20 argue that technology should decentralize power, enhance transparency, and empower users. By supporting these values, Amazon can attract a growing demographic of users who view technology as a tool for personal empowerment rather than corporate control. This alignment would not only attract consumers but also influence public perception, positioning Amazon as a leader in ethical AI.

Finally, the emphasis on privacy and transparency could reduce Amazon’s vulnerability to regulatory backlash and legal issues. With stricter data privacy regulations emerging globally and cases like the New York Times lawsuit against OpenAI highlighting the risks of unethical data practices, Amazon can preemptively mitigate risks by setting a high standard for transparency.

Amazon’s competitors, including Microsoft, Apple, Meta, and Alphabet vary significantly in their approaches to privacy, reflecting their values, business models, and strategic goals. Understanding how each company handles privacy provides insight into the broader landscape of AI ethics, transparency, and consumer trust.

Microsoft

Microsoft is a major player in AI, largely due to its partnership with OpenAI. However, this relationship has sparked concerns over unethical data practices, including allegations of data scraping and the use of personal and proprietary information without consent. These issues have led to lawsuits, such as one filed by the New York Times, and raised questions about the ethical foundations of Microsoft’s AI development.

Additionally, Microsoft’s extensive government contracts, often involving sensitive technologies, have drawn criticism for potentially aligning the company’s AI initiatives with

20 Andreessen Horowitz. “The Techno-Optimist Manifesto.” See https://a16z.com/the-techno-optimist-manifesto/

state interests.21 22 23 24 This has fueled skepticism about its commitment to privacy and independent oversight.

While Microsoft emphasizes responsible AI, its algorithms often operate as “black boxes,” offering little transparency about data use or decision-making processes. Strengthening privacy measures and aligning with global standards like GDPR could help rebuild trust, but current practices highlight a need for greater accountability.

Apple

Apple, while not solely focused on AI, has successfully branded itself as a privacy-first company.25 Unlike Meta and Alphabet, Apple’s business model does not rely on advertising, allowing it to prioritize user privacy without compromising revenue. Apple’s AI-driven products, like Siri, are designed with privacy-enhancing technologies, including on-device processing, which minimizes data collection and promotes user control over personal information.

Apple’s extensive privacy features have allowed the company to sell itself as the most-privacy focused of the big tech platforms. However, it outsources its privacy violations to its competitors, such as its massive search deal with Google, which has its own history of privacy violations.26 Apple recently made a similar deal with OpenAI.27 This strategy allows Apple to maintain a facade of privacy while giving other companies the privilege to collect Apple customers’ data.

Meta

Meta has historically faced scrutiny over data privacy issues, particularly regarding how user data is used to inform targeted advertising algorithms.28 29 In recent years, however, Meta has made strides toward increasing transparency in its AI research. Its release of the open-source Llama AI tool stands as a testament to its new direction, signaling a willingness to contribute to

21 Goldstein, Luke. “Defense Department Submits to Microsoft’s Profit-Taking,” The American Prospect, June 11, 2024. See https://prospect.org/power/2024-06-11-defense-department-microsofts-profit-taking/

22 Computer & Communications Industry Association. “New Study Shows Microsoft Holds 85% Market Share in U.S. Public Sector Productivity Software.” See https://ccianet.org/news/2021/09/new-study-shows-microsoft-holds-85-market-share-in-u-s-public-sector-productivity-software/

23 Biddle, Sam. “U.S. Military Makes First Confirmed OpenAI Purchase for War-Fighting Forces,” The Intercept, October 25, 2024. See https://theintercept.com/2024/10/25/africom-microsoft-openai-military/

24 Heise, Angie. “Generative AI and the Public Sector,” Microsoft. See https://wwps.microsoft.com/blog/ai-public-sector

25 Leswing, Kif. “Apple is turning privacy into a business advantage, not just a marketing slogan,” CNBC, June 7, 2021. See https://www.cnbc.com/2021/06/07/apple-is-turning-privacy-into-a-business-advantage.html

26 Pierce, David. “Google reportedly pays $18 billion a year to be Apple’s default search engine,” The Verge, October 26, 2023. See https://www.theverge.com/2023/10/26/23933206/google-apple-search-deal-safari-18-billion

27 OpenAI. “OpenAI and Apple announce partnership to integrate ChatGPT into Apple experiences.” See https://openai.com/index/openai-and-apple-announce-partnership/

28Bhuiyan, Johana. “As Threads app thrives, experts warn of Meta’s string of privacy violations,” The Guardian, July 11, 2023. See https://www.theguardian.com/technology/2023/jul/11/threads-app-privacy-user-data-meta-policy

29 Satariano, Adam. “Meta Fined $1.3 Billion for Violating E.U. Data Privacy Rules,” New York Times, May 22, 2023. See https://www.nytimes.com/2023/05/22/business/meta-facebook-eu-privacy-fine.html transparent and accessible AI development.30 Open-source AI models, like Llama, allow researchers and developers to examine and modify the code, increasing transparency.

However, despite this open-source shift, privacy concerns persist due to Meta’s reliance on user data for advertising revenue. Meta’s AI algorithms extensively leverage personal data to generate targeted ads,31 which raises concerns about whether the open-source commitment will extend to the company's most valuable and sensitive data-driven algorithms. The public scrutiny Meta has faced in recent years, including the Cambridge Analytica scandal,32 has also impacted trust, and although open-sourcing Llama may signal greater transparency, questions remain about whether Meta’s privacy improvements go far enough.

Alphabet

Alphabet, via Google, commands a powerful position in AI, utilizing vast data resources to fuel services like search engines and voice assistants.33 However, its data practices, deeply tied to advertising revenue, have drawn consistent criticism for prioritizing user data collection over privacy.34 Alphabet’s extensive data tracking for targeted ads has repeatedly sparked privacy concerns, leading to significant fines, particularly under the EU’s GDPR, for lack of transparency in data use. Despite implementing features like “auto-delete” options and experimenting with federated learning—where data is stored on devices instead of centralized databases—these measures are limited in scope and appear reactive rather than foundational.

Alphabet’s reputation suffers further from incidents like tracking user location data even when location services are off,35 highlighting inconsistencies between its public privacy commitments and real-world practices. Critics argue Alphabet treats user privacy as secondary to its ad-driven business, contrasting sharply with companies like Apple, which prioritize data minimization. As privacy expectations grow, Alphabet’s reliance on extensive data collection may increasingly conflict with consumer demands for transparency and data sovereignty, ultimately challenging the sustainability of its approach.

30 Robison, Kylie. “Open-source AI must reveal its training data, per new OSI definition,” The Verge, October 28, 2024. See https://www.theverge.com/2024/10/28/24281820/open-source-initiative-definition-artificial-intelligence-meta-llama

31 Chee, Foo Yun. “Meta faces call in EU not to use personal data for AI models,” Reuters, June 6, 2024. See https://www.reuters.com/technology/meta-gets-11-eu-complaints-over-use-personal-data-train-ai-models-2024-06-06/

32 Confessore, Nicholas. “Cambridge Analytica and Facebook: The Scandal and the Fallout So Far,” New York Times, April 4, 2018. See https://www.nytimes.com/2018/04/04/us/politics/cambridge-analytica-scandal-fallout.html

33 Chen, Silin. “Analysts update Alphabet stock price target after AI event,” The Street, September 26, 2024. See https://www.thestreet.com/investing/stocks/analyst-update-alphabet-stock-price-target-after-ai-event

34 Nayak, Malathi. “All the Ways Google Is Coming Under Fire Over Privacy: QuickTake,” Bloomberg, February 28, 2022. See https://www.bloomberg.com/news/articles/2022-02-28/all-the-ways-google-is-coming-under-fire-over-privacy-quicktake

35 Fussell, Sidney. “The Most Important Things to Know About Apps That Track Your Location,” Time, September 1, 2022. See https://time.com/6209991/apps-collecting-personal-data/

Conclusion

By prioritizing privacy and ethical AI, Amazon can distinguish itself in an industry where consumer trust is critical. As regulatory pressures grow and public expectations shift toward data transparency and control, Amazon’s commitment to responsible AI would not only safeguard its reputation but also enhance shareholder value. Embracing a privacy-first approach positions Amazon as a leader in ethical technology, aligning it with both consumer and societal values. This strategic shift can help Amazon gain a sustainable competitive advantage, fostering long-term growth and making a positive impact on the industry as a whole.

Thus, we urge our fellow shareholders to VOTE FOR Item 11 at Amazon’s annual meeting on May 21, 2025.

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For questions regarding Amazon.com, Inc., Item 11 – requesting the Board of Directors to produce a “Report on Data Usage Oversight in AI Offerings,” submitted by National Legal and Policy Center – please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.